# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AIRGAIN INC, CIK 0001272842
CUSIP: 00938A104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3611 VALLEY CENTRE DRIVE, 3611 VALLEY CENTRE DRIVE, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001144204-19-006513
Filed by CIK 0000902367

## Reporting persons
- BLAIR WILLIAM & CO/IL: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 660,582; shared voting power 0; sole dispositive power 716,407; shared dispositive power 0; aggregate amount beneficially owned 716,407 (6% of the class)

## Item 1. Issuer
Name of issuer: AIRGAIN INC
Address of issuer's principal executive offices: 3611 VALLEY CENTRE DRIVE, 3611 VALLEY CENTRE DRIVE, SAN DIEGO, CALIFORNIA, 92130.

## Item 2. Person Filing
Name of person filing: BLAIR WILLIAM & CO/IL
Address of principal business office or, if none, residence: 150 North Riverside Plaza, Chicago, IL 60606
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 716,407
Percent of class: 6.0%
Sole power to vote or to direct the vote: 660,582
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 716,407
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BLAIR WILLIAM & CO/IL: Willson Rasavongxay, Chief Compliance Officer (11/14/2025)